                                                                    EXHIBIT 99.4



                  [CHARTERED SEMICONDUCTOR MANUFACTURING LOGO]



                   -------------------------------------------
                              INSTRUCTIONS BOOKLET
                   FOR PARTICIPATION IN THE RIGHTS OFFERING OF
                              NEW ORDINARY SHARES
                   -------------------------------------------




                       MERRILL LYNCH (SINGAPORE) PTE. LTD.


THE DEVELOPMENT BANK OF     OVERSEA-CHINESE BANKING     UNITED OVERSEAS BANK
    SINGAPORE LTD             CORPORATION LIMITED             LIMITED


                               SEPTEMBER 14, 2002

                               INSTRUCTION BOOKLET
       FOR PARTICIPATION IN THE RIGHTS OFFERING OF NEW ORDINARY SHARES BY
                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD


This instructions booklet for participation in the rights offering of new ordinary shares in our capital, or instructions, constitutes part of the prospectus supplement dated September 14, 2002 (to the prospectus dated March 19, 2001) in connection with the rights offering, or document. Terms defined or construed in the document bear the same meaning and construction in these instructions. References in these instructions to provisional allotment of new ordinary shares shall have the same meaning as the references to the offer of primary ordinary share rights to buy new ordinary shares in the document. Reference in these instructions to acceptance of new ordinary shares or application for excess new ordinary shares shall have the same meaning as the references to the subscription for new ordinary shares pursuant to the primary ordinary share rights or subscription for new ordinary shares pursuant to secondary ordinary share rights respectively in the document. References to times in these instructions are to Singapore time.

These instructions apply to you if you hold ordinary shares and not ADSs. If you are a holder of ADSs, see the Instructions Booklet for ADS Rights Certificates Representing ADS Rights of Chartered Semiconductor Manufacturing Ltd.

These instructions are divided into three parts. PART A sets out the instructions for entitled shareholders whose ordinary shares are standing to the credit of their direct securities accounts with CDP, or Securities Account, and whose addresses with CDP are in Singapore, the United States or such other jurisdictions (if any) as may be announced by our company on or prior to the ordinary share books closure date, as at the ordinary share books closure date or who have, at least five market days prior to the ordinary share books closure date, provided to CDP addresses in Singapore, the United States or such other jurisdictions (if any) as may be announced by our company on or prior to the ordinary share books closure date for service of notices or documents, or entitled depositors. PART B sets out the instructions for entitled shareholders whose ordinary shares are not deposited with CDP and whose addresses with our share registrar, M & C Services Private Limited, or Share Registrar, are in Singapore, the United States or such other jurisdictions (if any) as may be announced by our company on or prior to the ordinary share books closure date, as at the ordinary share books closure date or who have, at least five market days prior to the ordinary share books closure date, provided to our Share Registrar addresses in Singapore, the United States or such other jurisdictions (if any) as may be announced by our company on or prior to the ordinary share books closure date for service of notices or documents, or entitled scripholders. PART C sets out the list of authorised trading centres, or ATCs, and participating banks, or Participating Banks.


PART A. INSTRUCTIONS FOR ACCEPTANCE, APPLICATION FOR EXCESS NEW ORDINARY SHARES AND PAYMENT BY ENTITLED DEPOSITORS

Entitled depositors are entitled to receive the document and the application form for new ordinary shares and excess new ordinary shares, or ARE, which forms part of the document.

The provisional allotment of new ordinary shares is governed by the terms and conditions of the document and the ARE. The number of new ordinary shares provisionally allotted to each respective entitled depositor is indicated in the relevant ARE (fractional entitlements, if any, having been disregarded). Entitled depositors may accept their provisional allotments of new ordinary shares in whole or in part. The Securities Accounts of entitled depositors have been credited by CDP with the provisional allotments of new ordinary shares as indicated in the ARE. Full instructions for the acceptance of and payment for the provisional allotments of new ordinary shares are also set out in the ARE.

If an entitled depositor wishes to accept his provisional allotment of new ordinary shares specified in the ARE, in full or in part, and (if applicable) apply for excess new ordinary shares, he may do so by duly completing the relevant portions of the ARE or by way of an electronic application (as described below). An entitled depositor should ensure that the ARE is accurately and correctly completed, failing which the acceptance of his provisional allotment of new ordinary shares and (if applicable) application for excess new ordinary shares may be rejected.

ENTITLED DEPOSITORS MAY ACCEPT THEIR PROVISIONAL ALLOTMENTS OF NEW ORDINARY SHARES AND (IF APPLICABLE) APPLY FOR EXCESS NEW ORDINARY SHARES EITHER THROUGH AN ATC, OR CDP OR BY WAY OF ELECTRONIC APPLICATION THROUGH AN AUTOMATED TELLER MACHINE, OR ATM, OF A PARTICIPATING BANK, NAMELY, OVERSEA-CHINESE BANKING CORPORATION LIMITED, THE DEVELOPMENT BANK OF SINGAPORE LTD (INCLUDING ITS POSBANK SERVICES DIVISION) AND UNITED OVERSEAS BANK LIMITED AND FAR EASTERN BANK LIMITED.


1.   ACCEPTANCE/APPLICATION THROUGH AN ATC

     To accept the provisional allotment of new ordinary shares and (if applicable) apply for excess new ordinary shares through an ATC, the duly completed ARE must be submitted by the relevant entitled depositor personally to an ATC at the time of acceptance and (if applicable) excess new ordinary share application. All AREs for the new ordinary shares must, in any event, be submitted not later than 4.45 P.M. ON OCTOBER 7, 2002. NO CASHIER'S ORDER OR BANKER'S DRAFT IS REQUIRED IF THE ENTITLED DEPOSITOR IS ACCEPTING AND (IF APPLICABLE) APPLYING THROUGH AN ATC. The entitled depositor must have an ATM card issued in his own name by a member bank of Network for Electronic Transfers (S) Pte Ltd or, as applicable, its subsidiary, or NETS Bank. The full amount payable for the relevant number of new ordinary shares accepted and (if applicable) excess new ordinary shares applied for, as the case may be, will be deducted from the entitled depositor's account maintained with his NETS Bank. The entitled depositor may submit his acceptance for new ordinary shares and (if applicable) application for excess new ordinary shares but the aggregate amount deducted from the entitled depositor's account with a particular NETS Bank may not exceed S$100,000 per day. Additional application forms are available from CDP, our Share Registrar and any stockbroking firm which is a member company of the Singapore Exchange.

     By accepting his provisional allotment of new ordinary shares and (if applicable) applying for excess new ordinary shares through an ATC, an entitled depositor irrevocably and unconditionally agrees that he consents to our company, CDP, the Singapore Exchange, the ATC, the NETS Bank, Merrill Lynch (Singapore) Pte. Ltd., or Merrill Lynch, our Share Registrar and all persons to whom Section 47(1) of the Banking Act, Chapter 19 of Singapore, applies, giving, divulging or revealing, in any manner howsoever, his name, NRIC/Passport (for individuals) or registration (for corporations) number, Securities Account number, address, the number of ordinary shares standing to the credit of his Securities Account with CDP, the number of new ordinary shares accepted and (if applicable) the number of excess new ordinary shares applied for and any other relevant information whatsoever to our company, CDP, the Singapore Exchange, the ATC, the NETS Bank, Merrill Lynch, our Share Registrar, the Participating Banks and any other relevant parties.

     Each of the entitled depositors also agrees and acknowledges that the submission of his acceptance and (if applicable) excess application and payment for new ordinary shares, if effected through an ATC, is subject to risks of electrical, electronic, technical and computer-related faults and breakdowns, fires, acts of God, mistakes, loss, theft (in each case whether or not within the control of our company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or our Share Registrar) and other events beyond the control of our company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or our Share Registrar and if, in any such event, our company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or our Share Registrar does not record or receive the same by the last day and time for acceptance, excess application and payment, the entitled depositor shall be deemed not to have accepted new ordinary shares and (if applicable) applied for excess new ordinary shares and he shall have no claim whatsoever against our company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or our Share Registrar for the new ordinary shares in respect of any purported acceptance thereof and (if applicable) excess application therefor, or for any compensation, loss or damages whatsoever.


2.   ACCEPTANCE/APPLICATION THROUGH CDP

     To accept the provisional allotment of new ordinary shares and (if applicable) apply for excess new ordinary shares through CDP, the duly completed ARE must be accompanied by A SINGLE REMITTANCE for the full amount payable for the relevant number of new ordinary shares accepted and (if applicable) excess new ordinary shares applied for, and submitted by hand to THE CENTRAL DEPOSITORY (PTE) LIMITED AT (IF THE ARE IS SUBMITTED BEFORE SEPTEMBER 30, 2002) 20, CECIL STREET, 07--02/05, SINGAPORE EXCHANGE, SINGAPORE 049705 OR (IF THE ARE IS SUBMITTED ON OR AFTER SEPTEMBER 30,
     2002) 4, SHENTON WAY, 02-01, SGX CENTRE 2, SINGAPORE 068807, or by post in the self-addressed envelope provided, at the entitled depositor's own risk, to THE CENTRAL DEPOSITORY (PTE) LIMITED, ROBINSON ROAD, P.O. BOX 1597, SINGAPORE 903147 so as to arrive not later than 4.45 P.M. ON OCTOBER 7, 2002.

     The payment must be made in Singapore currency in the form of a cashier's order or banker's draft drawn on a bank in Singapore and made payable to "THE CENTRAL DEPOSITORY (PTE) LIMITED --- CHARTERED RIGHTS OFFERING ACCOUNT" and crossed "NOT NEGOTIABLE, A/C PAYEE ONLY" with the name and Securities Account number of the entitled depositor clearly written on the reverse side. NO COMBINED CASHIER'S ORDER OR BANKER'S DRAFT FOR DIFFERENT SECURITIES ACCOUNTS OR OTHER FORM OF PAYMENT (INCLUDING THE USE OF POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.


3. ACCEPTANCE/APPLICATION BY WAY OF ELECTRONIC APPLICATION THROUGH AN ATM OF A PARTICIPATING BANK

     Instructions for electronic applications through ATMs to accept the new ordinary shares provisionally allotted or (if applicable) to apply for excess new ordinary shares will appear on the ATM screens of the respective Participating Banks.

An entitled depositor who wishes to accept part of his provisional allotment of new ordinary shares and trade the balance of his provisional allotment of new ordinary shares on the Singapore Exchange should:

(a) complete the ARE for the number of new ordinary shares provisionally allotted which he wishes to accept and submit the ARE together with payment in the manner as described above to an ATC or CDP; or

(b) accept that part of his provisional allotment of new ordinary shares by way of an electronic application through an ATM in the manner as described above.

The balance of his provisional allotment of new ordinary shares may be sold as soon as dealings therein commence on the Singapore Exchange.

ENTITLED DEPOSITORS WHO WISH TO TRADE ALL OR PART OF THEIR PROVISIONAL ALLOTMENTS OF NEW ORDINARY SHARES ON THE SINGAPORE EXCHANGE DURING THE ORDINARY SHARE RIGHTS TRADING PERIOD SHOULD NOTE THAT THE PROVISIONAL ALLOTMENTS OF NEW ORDINARY SHARES WILL BE TRADEABLE IN TWO BOARD LOT SIZES IN THE READY MARKET, WITH EACH BOARD LOT COMPRISING PROVISIONAL ALLOTMENTS OF 1,000 NEW ORDINARY SHARES OR 800 NEW ORDINARY SHARES, OR ANY OTHER BOARD LOT SIZE WHICH THE SINGAPORE EXCHANGE MAY REQUIRE. ENTITLED DEPOSITORS WHO WISH TO TRADE IN LOT SIZES OTHER THAN THOSE MENTIONED ABOVE MAY DO SO IN THE ODD-LOTS MARKET DURING THE ORDINARY SHARE RIGHTS TRADING PERIOD. SUCH ENTITLED DEPOSITORS MAY START TRADING THEIR PROVISIONAL ALLOTMENTS OF NEW ORDINARY SHARES AS SOON AS DEALINGS THEREIN COMMENCE ON THE SINGAPORE EXCHANGE.

The ARE need not be forwarded to the purchasers of the provisional allotments of new ordinary shares, as arrangements will be made by CDP for a separate application form for new ordinary shares, or ARS, to be issued to such purchasers. Such purchasers should note that CDP will, on behalf of our company, send the ARS accompanied by the document by ordinary post to such purchasers and at such purchasers' own risks. Such purchasers should ensure that the ARS is accurately and correctly completed, failing which the acceptance of the provisional allotments of new ordinary shares may be rejected. The document and its accompanying documents will not be despatched to purchasers whose registered addresses with CDP are not in Singapore, the United States or such other jurisdictions (if any) as may be announced by our company on or prior to the ordinary share books closure date, or foreign purchasers. Foreign purchasers who wish to accept the provisional allotments of new ordinary shares credited to their Securities Account should make the necessary arrangements with their depository agents or stockbrokers in Singapore. Purchasers who do not receive the ARS accompanied by the document may obtain the same from CDP, our Share Registrar or any stockbroking firm which is a member company of the Singapore Exchange in Singapore up to the expiration of the ordinary share subscription period at 4.45 p.m. on October 7, 2002.

PURCHASERS SHOULD INFORM THEIR FINANCE COMPANIES OR DEPOSITORY AGENTS IF THEIR PURCHASES OF SUCH PROVISIONAL ALLOTMENTS OF NEW ORDINARY SHARES ARE SETTLED THROUGH THE ABOVEMENTIONED INTERMEDIARIES. IN SUCH INSTANCES, IF THE PURCHASERS WISH TO ACCEPT THE NEW ORDINARY SHARES REPRESENTED BY THE PROVISIONAL ALLOTMENTS PURCHASED, THEY WILL NEED TO GO THROUGH THESE INTERMEDIARIES WHO WILL THEN ACCEPT THE PROVISIONAL ALLOTMENTS OF NEW ORDINARY SHARES ON THEIR BEHALF.

Approval has been obtained from the Central Provident Fund board in Singapore, or CPF Board, for those of its members participating in its investment scheme, or IS members, to use, subject to applicable rules and regulations of the Central Provident Fund, or CPF, moneys standing to the credit of their respective CPF investment accounts, or CPF funds, to pay for the new ordinary shares. IS members who wish to accept the provisional allotments of new ordinary shares and (if applicable) apply for excess new ordinary shares using CPF funds will need to instruct the respective approved banks, where such IS members hold their CPF investment accounts, to accept and (if applicable) apply for the new ordinary shares on their behalf in accordance with the document. CPF funds may not, however, be used for the purchase of the provisional allotments of the new ordinary shares directly from the market.

As an illustration, if an entitled depositor has 1,000 ordinary shares in his Securities Account as at the ordinary share books closure date, the entitled depositor will be provisionally allotted 800 new ordinary shares in his Securities Account, as set out in his ARE, and the entitled depositor's alternative courses of action, and the necessary procedures to be taken under each course of action, are summarised below:

ALTERNATIVES                                             PROCEDURES TO BE TAKEN
(a)  Accept his entire provisional          (i)  Accept his entire provisional allotment
     allotment of new ordinary of                800 new ordinary shares and (if applicable) apply
     shares and (if applicable) apply            for excess new ordinary new ordinary shares by way
     for excess new ordinary shares              of an electronic application through an ATM of a
                                                 Participating Bank as described herein not later
                                                 than 9.30 P.M. ON OCTOBER 7, 2002; or

                                            (ii) Complete and sign the ARE in accordance
                                                 with the instructions contained therein for
                                                 the full provisional allotment of 800 new
                                                 ordinary shares and (if applicable) the
                                                 number of excess new ordinary shares
                                                 applied for and:

                                                 (1) submit the ARE personally to an ATC
                                                     and make payment for S$800 (or, if
                                                     applicable, such higher amount in
                                                     respect of the total number of
                                                     new ordinary shares accepted
                                                     and excess new ordinary shares
                                                     applied for) using an ATM card
                                                     issued to the entitled depositor
                                                     in his name by one of the NETS Banks
                                                     not later than 4.45 P.M. ON
                                                     OCTOBER 7, 2002; or

                                                 (2) forward the ARE together with a single
                                                     remittance for S$800 (or, if applicable,
                                                     such higher amount in respect of the
                                                     total number of new ordinary shares
                                                     accepted and excess new ordinary
                                                     shares applied for) by way of a cashier's
                                                     order or banker's draft drawn in
                                                     Singapore currency on a bank in
                                                     Singapore and made payable to "THE
                                                     CENTRAL DEPOSITORY (PTE)
                                                     LIMITED -- CHARTERED RIGHTS
                                                     OFFERING ACCOUNT" and crossed
                                                     "NOT NEGOTIABLE, A/C PAYEE
                                                     ONLY" to THE CENTRAL
                                                     DEPOSITORY (PTE) LIMITED, by hand
                                                     to (IF THE ARE IS FORWARDED
                                                     BEFORE SEPTEMBER 30, 2002) 20,
                                                     CECIL STREET, 07--02/05,
                                                     SINGAPORE EXCHANGE,SINGAPORE
                                                     049705 OR (IF THE ARE IS
                                                     FORWARDED ON OR AFTER
                                                     SEPTEMBER 30, 2002) 4, SHENTON
                                                     WAY, 02-01, SGX CENTRE 2,
                                                     SINGAPORE 068807, or by post, at his own
                                                     risk, in the self-addressed envelope
                                                     provided to THE CENTRAL
                                                     DEPOSITORY (PTE) LIMITED,
                                                     ROBINSON ROAD, P.O. BOX 1597,
                                                     SINGAPORE 903147 so as to arrive not
                                                     later than 4.45 P.M. ON OCTOBER 7,
                                                     2002. The name and Securities Account
                                                     number of the entitled depositor must
                                                     be clearly written on the reverse side of
                                                     the

ALTERNATIVES                                             PROCEDURES TO BE TAKEN
                                                     cashier's order or banker's draft. NO
                                                     COMBINED CASHIER'S ORDER OR
                                                     BANKER'S DRAFT FOR DIFFERENT
                                                     SECURITIES ACCOUNTS OR OTHER
                                                     FORM OF PAYMENT WILL BE ACCEPTED.

(b)  Accept a portion of his provisional    (i)  Accept the provisional allotment of 700 new
     allotment of new ordinary shares,           ordinary shares by way of electronic new
     his entitlement to 700 provisionally        application through an ATM of a
     allotted new ordinary shares and            Participating Bank as described herein not
     reject the balance.                         later than 9.30 P.M. ON OCTOBER 7, 2002; or
     balance.

                                            (ii) Complete and sign the ARE in accordance
                                                 with the instructions contained therein for the
                                                 provisional allotment of 700 new ordinary
                                                 shares and:

                                                 (1) submit the ARE personally to an ATC
                                                     and make payment for S$700 using an
                                                     ATM card issued to the entitled
                                                     depositor in his name by one of the
                                                     NETS Banks no later than 4.45 P.M. ON
                                                     OCTOBER 7, 2002; or

                                                 (2) forward the ARE together with a
                                                     single remittance for S$700 in the
                                                     prescribed manner described in alternative
                                                     (a)(ii)(2) above to CDP so as to arrive no later
                                                     than 4.45 P.M. ON OCTOBER 7, 2002.

                                            The balance of the provisional allotment of
                                            100 new ordinary shares which are not
                                            accepted by the entitled depositor will
                                            automatically lapse and cease to be
                                            available for acceptance by that entitled
                                            depositor if an acceptance is not made
                                            through an ATM of a Participating Bank by
                                            9.30 P.M. ON OCTOBER 7, 2002 or if an
                                            acceptance is not made through an ATC or CDP
                                            by 4.45 P.M. ON OCTOBER 7, 2002.

(c)  Accept a portion of his                (i)  Accept the provisional allotment
     provisional allotment of                    new of 700 new ordinary shares by way of
     ordinary shares, for example,               electronic application through an ATM of
     accept his entitlement to 700               a Participating Bank as described herein
     provisionally allotted new                  not later than 9.30 P.M. ON OCTOBER 7,
     ordinary shares and trade the               2002; or
     balance on the Singapore
     Exchange.                              (ii) Complete and sign the ARE in accordance
                                                 with the instructions contained therein for
                                                 the provisional allotment of 700 new
                                                 ordinary shares and:

                                                 (1) submit the ARE personally to an ATC
                                                     and make payment for S$700 using an
                                                     ATM card issued to the entitled
                                                     depositor in his name by one of the
                                                     NETS Banks no later than 4.45 P.M. ON

ALTERNATIVES                                             PROCEDURES TO BE TAKEN
                                                     OCTOBER 7, 2002; or

                                                 (2) forward the ARE together with a
                                                     single remittance for S$700 in the
                                                     prescribed manner described in
                                                     alternative (a)(ii)(2) above
                                                     to CDP so as to arrive no later
                                                     than 4.45 P.M. ON OCTOBER 7, 2002.

                                            THE BALANCE OF THE PROVISIONAL ALLOTMENT OF
                                            THE 100 NEW ORDINARY SHARES MAY BE TRADED ON
                                            THE SINGAPORE EXCHANGE DURING THE ORDINARY
                                            SHARE RIGHTS TRADING PERIOD.

                                            DURING THE ORDINARY SHARE RIGHTS TRADING
                                            PERIOD, ENTITLED DEPOSITORS SHOULD NOTE THAT
                                            THE PROVISIONAL ALLOTMENTS OF NEW ORDINARY
                                            SHARES WILL BE TRADEABLE IN THE READY MARKET
                                            IN TWO BOARD LOT SIZES, WITH EACH BOARD LOT
                                            COMPRISING PROVISIONAL ALLOTMENTS OF 1,000
                                            NEW ORDINARY SHARES OR 800 NEW ORDINARY
                                            SHARES, OR ANY OTHER BOARD LOT SIZE WHICH
                                            THE SINGAPORE EXCHANGE MAY REQUIRE. ENTITLED
                                            DEPOSITORS WHO WISH TO TRADE IN LOT SIZES
                                            OTHER THAN THOSE MENTIONED ABOVE MAY DO SO
                                            IN THE ODD-LOTS MARKET DURING THE ORDINARY
                                            SHARE RIGHTS TRADING PERIOD.

If acceptance and payment for the new ordinary shares in the prescribed manner as set out in the document and the ARE/ARS is not received through an ATC or CDP by 4.45 P.M. ON OCTOBER 7, 2002 or through an ATM of a Participating Bank by
9.30 P.M. ON OCTOBER 7, 2002 from any entitled depositor or purchaser, the new ordinary shares provisionally allotted to that entitled depositor or purchaser shall be deemed to have been declined and shall forthwith lapse and become void. The new ordinary shares represented by such provisional allotments not so accepted by entitled depositors or purchasers will be issued to satisfy excess applications (if any) or dealt with in such manner as our directors may, in their absolute discretion, deem fit in the interests of our company. IF ANY ENTITLED DEPOSITOR OR PURCHASER IS IN ANY DOUBT AS TO THE ACTION HE SHOULD TAKE, HE SHOULD CONSULT HIS STOCKBROKER, BANK MANAGER, ACCOUNTANT, SOLICITOR OR ANY OTHER PROFESSIONAL ADVISER IMMEDIATELY.

The excess new ordinary shares are available for application subject to the terms and conditions contained in the document and the ARE. Applications for excess new ordinary shares will, at our directors' absolute discretion, be satisfied from such new ordinary shares, if any, that are not validly taken up by the entitled depositors or their renouncees or the purchasers of the provisional allotments of new ordinary shares, the unsold "nil-paid" provisional allotments of new ordinary shares (if any) of foreign shareholders and any new ordinary shares that are otherwise not allotted for whatever reason. In the event that applications are received by our company for more excess new ordinary shares than are available, the excess new ordinary shares available will be allotted in such manner as our directors may, in their absolute discretion, deem fit in the interests of our company. CDP takes no responsibility for any decisions that our directors may make. Our company reserves the right to reject any application for excess new ordinary shares in whole or in part without giving any reason whatsoever therefor.

If no excess new ordinary shares are allotted or if the number of excess new ordinary shares allotted is less than that applied for, the amount paid on application or the surplus application moneys, as the case may be, will be refunded by CDP, on behalf of our company, to such entitled depositors, without interest or any share of revenue or other benefit arising therefrom within 14 days of the expiration date of the ordinary share subscription period on October

7, 2002, by crediting their accounts with the relevant NETS Banks (if they apply through the ATCs) at their own risk or their accounts with the relevant Participating Banks (if they apply by way of an electronic application through the ATMs of the Participating Banks) at their own risk, the receipt by such NETS Bank or Participating Bank, as the case may be, being a good discharge to CDP, our company and Merrill Lynch for their obligations, if any, hereunder, or by means of a crossed cheque drawn on a bank in Singapore and sent to them at their mailing addresses in Singapore, the United States or such other jurisdictions (if any) as may be announced by our company on or prior to the ordinary share books closure date, as maintained with CDP BY ORDINARY POST (if they apply through CDP) at their own risk.

THE FINAL TIME AND DATE FOR ACCEPTANCES AND (IF APPLICABLE) EXCESS APPLICATIONS AND PAYMENT FOR THE NEW ORDINARY SHARES UNDER THIS RIGHTS OFFERING IS:

(A) 9.30 P.M. ON OCTOBER 7, 2002 IF AN ACCEPTANCE AND (IF APPLICABLE) EXCESS APPLICATION AND PAYMENT IS MADE THROUGH AN ATM OF A PARTICIPATING BANK; OR

(B) 4.45 P.M. ON OCTOBER 7, 2002 IF AN ACCEPTANCE AND (IF APPLICABLE) EXCESS APPLICATION AND PAYMENT IS MADE THROUGH AN ATC OR CDP.

It should be particularly noted that unless:

(i) acceptance and payment in Singapore currency by cashier's order or banker's draft drawn on a bank in Singapore and made payable to "THE CENTRAL DEPOSITORY (PTE) LIMITED --- CHARTERED RIGHTS OFFERING ACCOUNT" and crossed "NOT NEGOTIABLE, A/C PAYEE ONLY" for the full amount due on acceptance and with the names and Securities Account numbers of the entitled depositors or the purchasers (as the case may be) clearly written on the reverse side is submitted BY HAND to THE CENTRAL DEPOSITORY (PTE) LIMITED AT (IF THE SUBMISSION IS MADE BEFORE SEPTEMBER 30, 2002) 20, CECIL STREET, 07--02/05, SINGAPORE EXCHANGE, SINGAPORE 049705 OR (IF THE SUBMISSION IS MADE ON OR AFTER SEPTEMBER 30, 2002) 4, SHENTON WAY, 02-01, SGX CENTRE 2, SINGAPORE 068807, or by post at the entitled depositor's or the purchaser's (as the case may be) own risk, in the self-addressed envelope provided to reach THE CENTRAL DEPOSITORY (PTE) LIMITED, ROBINSON ROAD, P.O. BOX 1597, SINGAPORE 903147 BY 4.45 P.M. ON OCTOBER 7, 2002; or

(ii) acceptance of the provisionally allotted new ordinary shares is made by the entitled depositors or the purchasers (as the case may be) at an ATC and payment of the full amount payable for such new ordinary shares is effected using an ATM card issued to the entitled depositors or purchasers (as the case may be) in their own names by one of the NETS Banks by 4.45 P.M. ON OCTOBER 7, 2002; or

(iii) acceptance of the provisionally allotted new ordinary shares is made by the entitled depositors or the purchasers (as the case may be) by way of an electronic application through the ATM of a Participating Bank and payment of the full amount payable for such new ordinary shares is effected by 9.30 P.M. ON OCTOBER 7, 2002, the provisional allotment of new ordinary shares will be deemed to have been declined and shall forthwith lapse and become void. All moneys received will be returned to the entitled depositors or the purchasers (as the case may be) without interest or any share of revenue or other benefit arising therefrom, BY ORDINARY POST (where acceptance is through CDP) or by crediting their accounts with the relevant NETS Bank (where acceptance is through the ATCs) or Participating Banks (where acceptance is by way of electronic application through the ATMs of the Participating Banks), and at the entitled depositors' or the purchasers' (as the case may be) own risk within 14 days after the expiration date of the ordinary share subscription period on October 7, 2002. ACCEPTANCES ACCOMPANIED BY ANY OTHER FORM OF PAYMENT (INCLUDING THE USE OF

POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL NOT BE ACCEPTED.


ADDITIONAL TERMS AND CONDITIONS FOR ELECTRONIC APPLICATIONS THROUGH AN ATM OF A PARTICIPATING BANK

The procedures for electronic applications at ATMs of the Participating Banks, or the steps, are set out on the ATM screens of the relevant Participating Banks. Please read carefully the terms and conditions of the document, the instructions set out on the ATM screens of the relevant Participating Banks and the terms and conditions for electronic applications set out in the document before making an electronic application. An ATM card issued by one Participating Bank cannot be used in respect of the acceptance of and (if applicable) the excess application for new ordinary shares at an ATM belonging to other Participating Banks. Any electronic application which does not strictly conform to the instructions set out on the screens of the ATM through which the electronic application is made will be rejected.

Any reference to the "Applicant" in the terms and conditions for electronic applications and the steps shall mean the entitled depositor or his renouncee or the purchaser who accepts or (as the case may be) who applies for the new ordinary shares through an ATM of the Participating Banks. An Applicant must have an existing bank account with and be an ATM cardholder of one of the Participating Banks before he can make an electronic application at the ATM of that Participating Bank. The actions that the Applicant must take at ATMs of the Participating Banks are set out on the ATM screens of the relevant Participating Banks. Upon the completion of his electronic application transaction, the Applicant will receive an ATM transaction slip, confirming the details of his electronic application. That ATM transaction slip is for retention by the Applicant and should not be submitted with any printed application form.

AN APPLICANT, INCLUDING ONE WHO HAS A JOINT BANK ACCOUNT WITH A PARTICIPATING BANK, MUST ENSURE THAT HE ENTERS HIS OWN SECURITIES ACCOUNT NUMBER WHEN USING THE ATM CARD ISSUED TO HIM IN HIS OWN NAME. USING HIS OWN SECURITIES ACCOUNT NUMBER WITH AN ATM CARD WHICH IS NOT ISSUED TO HIM IN HIS OWN NAME WILL RENDER HIS ACCEPTANCE OR (AS THE CASE MAY BE) APPLICATION LIABLE TO BE REJECTED.

The electronic application shall be made in accordance with, and subject to, the terms and conditions of the document including but not limited to the terms and conditions appearing below:

1. In connection with his electronic application for the new ordinary shares, the Applicant is required to confirm statements to the following effect in the course of activating the ATM for his electronic application:

     (A) THAT HE HAS RECEIVED A COPY OF THE DOCUMENT AND HAS READ, UNDERSTOOD AND AGREED TO ALL THE TERMS AND CONDITIONS OF ACCEPTANCE OF AND (IF APPLICABLE) APPLICATION FOR THE NEW ORDINARY SHARES UNDER THIS RIGHTS OFFERING AND THE DOCUMENT PRIOR TO EFFECTING THE ELECTRONIC APPLICATION AND AGREES TO BE BOUND BY THE SAME; AND

     (B) THAT HE CONSENTS TO THE DISCLOSURE OF HIS NAME, NRIC/PASSPORT NUMBER, ADDRESS, NATIONALITY, CDP SECURITIES ACCOUNT NUMBER, CPF INVESTMENT ACCOUNT NUMBER AND APPLICATION DETAILS, OR THE RELEVANT PARTICULARS, FROM HIS ACCOUNT WITH THAT PARTICIPATING BANK TO THE RELEVANT PARTIES, BEING OUR SHARE REGISTRAR, SECURITIES CLEARING AND COMPUTER SERVICES
          (PTE) LTD, CDP, CPF BOARD, THE SINGAPORE EXCHANGE, OUR COMPANY AND MERRILL LYNCH.

     His application will not be successfully completed and cannot be recorded as a completed transaction in the ATM unless he presses the "Enter", "OK", "Confirm" or "Yes" key, as the case may be. By doing so, the Applicant shall be treated as signifying his confirmation of each of the two statements above. In respect of statement 1(b) above, his confirmation, by pressing the "Enter", "OK", "Confirm" or "Yes" key, as the case may be, shall signify and shall be treated as his written permission, given in accordance with the relevant laws of Singapore including the Sixth Schedule to the Banking Act, Chapter 19 of Singapore, to the disclosure by that Participating Bank of the relevant particulars of his account to the relevant parties.

2. An Applicant may make an electronic application at an ATM of any Participating Bank for the new ordinary shares using cash only by authorising such Participating Bank to deduct the full amount payable from his account with such Participating Bank.

3. The Applicant irrevocably agrees and undertakes to subscribe for and to accept the lesser of the number of new ordinary shares provisionally allotted and excess new ordinary shares applied for as stated on the ATM transaction slip or the number of new ordinary shares standing to the credit of his Securities Account as at the close of this rights offering. In the event that our company decides to allot any lesser number of excess new ordinary shares or not to allot any number of excess new ordinary shares to the Applicant, the Applicant agrees to accept the decision as final.

4. If the Applicant's electronic application is successful, his confirmation (by his action of pressing the "Enter", "OK", "Confirm" or "Yes" key, as the case may be, on the ATM) of the number of new ordinary shares accepted and (if applicable) excess new ordinary shares applied for shall signify and shall be treated as his acceptance of the number of new ordinary shares and excess new ordinary shares that may be allotted to him.

5. In the event that the Applicant accepts the new ordinary shares both by way of ARE and/or ARS and by way of acceptance through an ATC and/or electronic application through the ATM of a Participating Bank, CDP shall be authorised and entitled to accept the Applicant's instructions in whichever mode or a combination thereof as it may, in its absolute discretion, deem fit. In determining the number of new ordinary shares which the Applicant has validly given instructions to accept, the Applicant shall be deemed to have irrevocably given instructions to accept such number of new ordinary shares not exceeding the number of provisionally allotted new ordinary shares which are standing to the credit of his Securities Account as at the close of this rights offering. CDP, in determining the number of new ordinary shares which the Applicant has validly given instructions to accept, shall be authorised and entitled to have regard to the aggregate amount of payment received for the acceptance of new ordinary shares, whether by way of cashier's order or banker's draft drawn on a bank in Singapore accompanying the ARE and/or ARS or by way of the acceptance through the ATC and/or electronic application through the ATM of a Participating Bank.

6. If applicable, in the event that the Applicant applies for excess new ordinary shares by way of ARE and by way of application through an ATC and/or electronic application through the ATM of a Participating Bank, CDP shall be authorised and entitled to accept the Applicant's instructions in whichever mode or a combination thereof as it may, in its absolute discretion, deem fit. In determining the number of excess new ordinary shares which the Applicant has validly given instructions for the application of, the Applicant shall be deemed to have irrevocably given instructions to apply for and agreed to accept such number of excess new ordinary shares not exceeding the aggregate number of excess new ordinary shares for which he has applied by way of application through the ATC and/or electronic application through the ATM of a Participating Bank and by way of ARE. CDP, in determining the number of excess new ordinary shares which the Applicant has given valid instructions for application, shall be authorised and entitled to have regard to the aggregate amount of payment received for the application of the excess new ordinary shares, whether by way of cashier's order or banker's draft drawn on a bank in Singapore accompanying the ARE or by way of application through the ATC and/or electronic application through the ATM of a Participating Bank.

7.   The Applicant irrevocably requests and authorises our company to:

     (a) register or procure the registration of the new ordinary shares allotted to the Applicant in the name of CDP for deposit into his Securities Account;

     (b) return (without interest or any share of revenue or other benefit arising therefrom) the acceptance/application moneys, should his electronic application in respect of the new ordinary shares be accepted and/or excess new ordinary shares applied for not be accepted by our company for any reason, by automatically crediting the Applicant's bank account with his Participating Bank with the relevant amount within 14 days of the expiration date of the ordinary share subscription period on October 7, 2002; and

     (c) return (without interest or any share of revenue or other benefit arising therefrom) the balance of the application moneys, should his electronic application for excess new ordinary shares be accepted in part only, by automatically crediting the Applicant's bank account with his Participating Bank with the relevant amount within 14 days of the expiration date of the ordinary share subscription period on October 7, 2002.

8. BY MAKING AN ELECTRONIC APPLICATION, THE APPLICANT CONFIRMS THAT HE IS NOT ACCEPTING/APPLYING FOR THE NEW ORDINARY SHARES AS NOMINEE OF ANY OTHER PERSON.

9. The Applicant irrevocably agrees and acknowledges that his electronic application is subject to risks of electrical, electronic, technical and computer-related faults and breakdowns, fires, acts of God, mistakes, loss, theft (in each case whether or not within the control of our company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or our Share Registrar) and other events beyond the control of our company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or our Share Registrar and if, in any such event, our company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or our Share Registrar does not record or receive the Applicant's electronic application or data relating to the Applicant's electronic application or the tape containing such data is lost, corrupted, destroyed or not otherwise accessible, whether wholly or partially for whatever reason, the Applicant shall be deemed not to have made an electronic application and the Applicant shall have no claim whatsoever against our company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or our Share Registrar in relation to the new ordinary shares and (if applicable) excess new ordinary shares or for any compensation, loss or damages in connection therewith or in relation thereto.

10. ELECTRONIC APPLICATIONS MAY ONLY BE MADE AT THE ATMS OF THE PARTICIPATING BANKS FROM MONDAYS TO SATURDAYS BETWEEN 7.00 A.M. TO 9.30 P.M.

11. Electronic applications shall close at 9.30 P.M. ON OCTOBER 7, 2002 or such later time or date as our directors may, in their absolute discretion, decide.

12. All particulars of the Applicant in the records of his Participating Bank at the time he makes his electronic application shall be deemed to be true and correct and the relevant Participating Bank and the relevant parties shall be entitled to rely on the accuracy thereof. If there has been any change in the particulars of the Applicant after the time of the making of his electronic application, the Applicant shall promptly notify his Participating Bank.

13. The Applicant must have sufficient funds in his bank account(s) with his Participating Bank at the time he makes his electronic application, failing which his electronic application will not be completed. Any electronic application made at the ATMs of the Participating Banks which does not strictly conform to the instructions set out on the ATM screens of such Participating Banks will be rejected.

14. Where an electronic application is not accepted, it is expected that the full amount of the acceptance/application moneys will be refunded in Singapore dollars (without interest or any share of revenue or other benefit arising therefrom) to the Applicant by being automatically credited to the Applicant's account with the relevant Participating Bank within 14 days of the expiration date of the ordinary share subscription period on October 7, 2002. An electronic application may also be accepted in part, in which case the balance amount of acceptance/application moneys will be refunded.

15. In consideration of our company arranging for the electronic application facility through the ATMs of the Participating Banks and agreeing to the expiry of the ordinary share subscription period at 9.30 P.M. ON OCTOBER 7, 2002 or such later time or date as our directors may, in their absolute discretion, decide, and by making and completing an electronic application, the Applicant agrees that:

     (a)  his electronic application is irrevocable;

     (b) his electronic application, the acceptance by our company and the contract resulting therefrom shall be governed by, and construed in accordance with, the laws of Singapore and he irrevocably submits to the non-exclusive jurisdiction of the Singapore courts;

     (c) none of our company, CDP, Merrill Lynch nor the Participating Banks shall be liable for any delays, failures or inaccuracies in the recording, storage, transmission or delivery of data relating to his electronic application to our company or CDP due to a breakdown or failure of transmission, delivery or communication facilities or any risks referred to in paragraph 9 above or to any cause beyond their respective controls;

     (d) he will not be entitled to exercise any remedy of rescission or innocent misrepresentation at any time after acceptance of his provisional allotment of new ordinary shares and (if applicable) his application for excess new ordinary shares; and

     (e) in respect of the new ordinary shares for which his electronic application has been successfully completed and not rejected, acceptance of the Applicant's electronic application shall be constituted by written notification by or on behalf of our company and not otherwise, notwithstanding any payment received by or on behalf of our company.

16. The Applicant should ensure that his personal particulars, as recorded by both CDP and the relevant Participating Banks, are correct and identical, otherwise, his electronic application may be liable to be rejected. The Applicant should promptly inform CDP of any change in his address, failing which the notification letter on successful allotment will be sent to his address last registered with CDP.

17. The existence of a trust will not be recognised. Any electronic application by a trustee must be made in his own name and without qualification. Our company will reject any application by any person acting as nominee.

18. In the event that the Applicant accepts the provisional allotment of new ordinary shares or applies for excess new ordinary shares by way of ARE or by way of electronic application through the ATM of a Participating Bank, the provisional allotment of new ordinary shares and/or excess new ordinary shares will be allotted in such manner as our company or CDP may, in their absolute discretion, deem fit and the amount paid on acceptance and/or application or the surplus application moneys, as the case may be, will be refunded without interest or any share of revenue or other benefit arising therefrom within 14 days of the expiration date of the ordinary share subscription period on October 7, 2002 by any one or a combination of the following:

     (a) crediting the Applicant's bank account with the NETS Bank at his own risk if he accepts and (if applicable) applies through an ATC;

     (b) by means of a crossed cheque sent BY ORDINARY POST at his own risk if he accepts and (if applicable) applies through CDP; and

     (c) crediting the Applicant's bank account with the Participating Bank at his own risk if he accepts and (if applicable) applies through an ATM.

19. The Applicant hereby acknowledges that, in determining the total number of new ordinary shares represented by the provisional allotment of new ordinary shares which he can validly accept, our company, Merrill Lynch and CDP are entitled and the Applicant hereby authorises our company, Merrill Lynch and CDP to take into consideration:

     (a) the total number of new ordinary shares represented by the provisional allotment which the Applicant has validly accepted, whether under the ARE(s) or any other form of application (including electronic application through the ATM) for the new ordinary shares;

     (b) the total number of new ordinary shares represented by the provisional allotment standing to the credit of the Securities Account of the entitled depositor which is available for acceptance; and

     (c) the total number of new ordinary shares represented by the provisional allotment which has been disposed of by the entitled depositor.

     The Applicant hereby acknowledges that the determination of CDP, Merrill Lynch or our company shall be conclusive and binding on him.

20. The Applicant irrevocably requests and authorises CDP to accept instructions from the Participating Bank through whom the electronic application is made in respect of the provisional allotment of new ordinary shares accepted by the Applicant and (if applicable) the excess new ordinary shares which the Applicant has applied for.

PART B. INSTRUCTIONS FOR ACCEPTANCE, SPLITTING, RENUNCIATION, EXCESS APPLICATION AND PAYMENT BY ENTITLED SCRIPHOLDERS

Entitled scripholders are entitled to receive the document together with the following documents which are enclosed with, and are deemed to constitute a part of, the document:

Renounceable provisional allotment letter, or PAL, incorporating:

Form of Acceptance                                   Form A
Request for Splitting                                Form B
Form of Renunciation                                 Form C
Form of Nomination                                   Form D
Excess New Ordinary Shares Application Form          Form E

The provisional allotment of the new ordinary shares is governed by the terms and conditions of the document and the enclosed PAL. The number of new ordinary shares provisionally allotted to entitled scripholders is indicated in the PAL. Entitled scripholders may accept their provisional allotments of new ordinary shares in full or in part and are eligible to apply for new ordinary shares in excess of their entitlements under this rights offering. Full instructions for the acceptance of and payment for the new ordinary shares provisionally allotted to entitled scripholders and the procedures to be adopted should they wish to renounce, transfer or split their provisional allotments are set out in the PAL.

ENTITLED SCRIPHOLDERS SHOULD NOTE THAT ALL DEALINGS IN AND TRANSACTIONS OF THE PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES THROUGH THE SINGAPORE EXCHANGE WILL BE EFFECTED UNDER THE BOOK-ENTRY (SCRIPLESS) SETTLEMENT SYSTEM. ACCORDINGLY, THE PAL WILL NOT BE VALID FOR DELIVERY PURSUANT TO TRADES DONE ON THE SINGAPORE EXCHANGE.

Entitled scripholders who wish to accept their entire provisional allotments of new ordinary shares or to accept any part of it and decline the balance, should complete the Form of Acceptance (Form A) of the PAL for the number of new ordinary shares which they wish to accept and forward the PAL, in its entirety, together with payment in the prescribed manner to CHARTERED SEMICONDUCTOR MANUFACTURING LTD C/O THE SHARE REGISTRAR, MC SERVICES PRIVATE LIMITED AT 138, ROBINSON ROAD, 17-00, THE CORPORATE OFFICE, SINGAPORE 068906 so as to arrive not later than 4.45 P.M. ON OCTOBER 7, 2002.

Entitled scripholders who wish to accept a portion of their provisional allotments of new ordinary shares and renounce the balance of their provisional allotment of new ordinary shares, or who wish to renounce all or part of their provisional allotments of new ordinary shares in favour of more than one person, should first, using the Request for Splitting (Form B) of the PAL, request to have their provisional allotments of new ordinary shares under the PAL split into separate PALs, or split letters, according to their requirements. The duly completed Form B together with the PAL, in its entirety, should be returned to reach our Share Registrar not later than 4.45 P.M. ON OCTOBER 1, 2002. Split letters will then be issued to entitled scripholders in accordance with their request. No split letters will be issued to entitled scripholders if the Form B is received after 4.45 P.M. ON OCTOBER 1, 2002.

The split letters representing the number of new ordinary shares, which entitled scripholders intend to renounce, may be renounced by completing the Form of Renunciation (Form C) before delivery to the renouncees. Entitled scripholders should complete Form A of the split letter(s) representing that part of their provisional allotments they intend to accept, if any, and forward the said split letter(s) together with payment in the prescribed manner to our Share Registrar so as to arrive not later than 4.45 P.M. ON OCTOBER 7, 2002.

Entitled scripholders who wish to renounce their entire provisional allotments of new ordinary shares in favour of one person, or renounce any part of it in favour of one person and decline the balance, should complete Form C for the number of provisional allotments of new ordinary shares which they wish to renounce and deliver the PAL in its entirety to the renouncees.

Payment in relation to the PAL must be made in Singapore currency in the form of a cashier's order or banker's draft drawn on a bank in Singapore and made payable to "CHARTERED SEMICONDUCTOR MANUFACTURING LTD --- RIGHTS OFFERING ACCOUNT" and crossed "NOT NEGOTIABLE, A/C PAYEE ONLY" with the name and address of the entitled scripholder or acceptor clearly written on the reverse side of the remittance. The completed PAL and payment should be addressed and forwarded, at the sender's own risk, to CHARTERED SEMICONDUCTOR MANUFACTURING LTD C/O THE SHARE REGISTRAR, MC SERVICES PRIVATE LIMITED at 138, ROBINSON ROAD, 17-00, THE CORPORATE OFFICE, SINGAPORE 068906 so as to arrive not later than 4.45 P.M. ON OCTOBER 7, 2002. NO OTHER FORM OF PAYMENT (INCLUDING THE USE OF POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.

If acceptance and payment in the prescribed manner as set out in the PAL is not received by 4.45 P.M. ON OCTOBER 7, 2002, the provisional allotments of new ordinary shares will be deemed to have been declined and such provisional allotments not so accepted will be used to satisfy excess applications, if any, or disposed of or dealt with in such manner as our directors may, in their absolute discretion, deem fit in the interests of our company. Our company will return all unsuccessful application moneys received in connection therewith BY ORDINARY POST and at the risk of the entitled scripholders or their renouncee(s), as the case may be, without interest or any share of revenue or benefit arising therefrom within 14 days of the expiration date of the ordinary share subscription period on October 7, 2002.

Entitled Scripholders who wish to apply for excess new ordinary shares in addition to those which have been provisionally allotted to them may do so by completing the Excess New Ordinary Shares Application Form (Form E) of the PAL and forwarding it with A SEPARATE REMITTANCE for the full amount payable in respect of the excess new ordinary shares in the form and manner set out above, at their own risk, to CHARTERED SEMICONDUCTOR MANUFACTURING LTD C/O THE SHARE REGISTRAR, MC SERVICES PRIVATE LIMITED at 138, ROBINSON ROAD, 17-00, THE CORPORATE OFFICE, SINGAPORE 068906 so as to arrive not later than 4.45 P.M. ON OCTOBER 7, 2002. NO OTHER FORM OF PAYMENT (INCLUDING THE USE OF POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.

Applications for the excess new ordinary shares are subject to the terms and conditions contained in the PAL, Form E and the document. Applications for excess new ordinary shares will be satisfied from such new ordinary shares as are not validly taken up. In the event that applications are received by our company for more excess new ordinary shares than are available, the excess new ordinary shares available will be allotted in such manner as our directors may, in their absolute discretion, deem fit in the interests of our company. Our directors reserve the right to allot the excess new ordinary shares applied for under the Form E in any manner they deem fit and to refuse, in whole or in part, any application for excess new ordinary shares without assigning any reason whatsoever.

If no excess new ordinary shares are allotted to entitled scripholders or if the number of excess new ordinary shares allotted to them is less than that applied for, it is expected that the amount paid on application or the surplus application moneys, as the case may be, will be refunded to them by our company without interest or any share of revenue or other benefit arising therefrom within 14 days of the expiration date of the ordinary share subscription period at 4.45 P.M. ON OCTOBER 7, 2002, BY ORDINARY POST at their own risk.

No acknowledgements or receipts will be issued in respect of any acceptances, remittances or applications.

ENTITLED SCRIPHOLDERS WHO ARE IN DOUBT AS TO THE ACTION THEY SHOULD TAKE SHOULD CONSULT THEIR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

THE LAST TIME AND DATE FOR ACCEPTANCES AND/OR APPLICATIONS AND PAYMENT FOR THE NEW ORDINARY SHARES AND/OR EXCESS NEW ORDINARY SHARES IS 4.45 P.M. ON OCTOBER 7, 2002.


PART C. LIST OF AUTHORISED TRADING CENTRES AND PARTICIPATING BANKS


AUTHORISED TRADING CENTRES

DBS VICKERS SECURITIES (SINGAPORE) PTE LTD                 UOB KAY HIAN SECURITIES PRIVATE LIMITED
8 Cross Street                                             80 Raffles Place
#02-00 PWC Building                                        #30-01 UOB Plaza 1
Singapore 048424                                           Singapore 048624

GK GOH STOCKBROKERS PTE LTD                                DBS BANK BRANCHES
50 Raffles Place 33-00                                     Ang Mo Kio
Singapore Land Tower                                       Balestier
Singapore 048623                                           Bedok
                                                           Buona Vista
KIM ENG ONG ASIA SECURITIES PTE LTD                        Shenton Way
9 Temasek Boulevard                                        Tampines
#39-00 Suntec City Tower Two                               Woodlands
Singapore 038989

PHILLIP SECURITIES PTE LTD
95 South Bridge Road
#11-00 Pidemco Centre
Singapore 058717

PARTICIPATING BANKS

Oversea-Chinese Banking Corporation Limited                The Development Bank of Singapore Ltd
                                                           (including its POSBank Services Division)

                                                           United Overseas Bank Limited and Far Eastern
                                                           Bank Limited